UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-17204

CUSIP NUMBER
45663L502

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2015

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFINITY ENERGY RESOURCES, INC.

Full Name of Registrant

Former Name if Applicable

11900 College Blvd, Suite 310, Overland Park, KS 66210

Address of Principal Executive Office (Street and Number)

Overland Park, KS 66210

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of completing its audited financial statements, and believes that the subject Annual Report will be available for filing on or before April 14, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel F. Hutchins	913	948-9512
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our results of operations for the year ended December 31, 2015 will reflect a larger net loss compared to the $3,681,525 net loss for the year ended December 31, 2014. We are presently unable to make a reasonable estimate of the quantity of the anticipated change, however.

The net loss for the year ended December 31, 2014 did not include any impairment charge s . For the year ended December 31, 2015, management believes that it will impair our investment in the oil and gas properties related to our Nicaraguan Offshore Concessions primarily due to technical defaults under the Concession A greements and the current environment in general for oil and gas development projects in particular for projects in otherwise unproven regions of the world such as Nicaragua. The Company’ s investment in its Nicaraguan oil and gas properties totalled $9,628,098 as of December 31, 2014, but we are presently unable to quantify the magnitude of such impairments to be reflected in operations for the year ended December 31, 2015, if recognized. Any such impairment would be recorded as an expense in our financial statements to be included in the Form 10-K and could significantly impact our results of operations. Finally, due to our liquidity position, our auditors have informed us that their opinion will include a going concern qualification.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, statements relating to anticipated impairment of our investment in oil and gas properties related to our Nicaraguan Offshore Concessions, the timing and outcome of the completion of the audit of our financial statements for the year ended December 31, 2015, the timing of the filing of the Form 10-K and changes to the Company’s results of operations for the year ended December 31, 2015 as compared to December 31, 2014. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the Company’s financial statements for the year ended December 31, 2015, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Infinity Energy Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 25, 2016	By:	/s/ Daniel F. Hutchins
Daniel F. Hutchins
Chief Financial Officer and Director